SENTINEL VARIABLE PRODUCTS TRUST

National Life Drive
Montpelier, Vermont 05604

May 11, 2016

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	Sentinel Variable Products Trust

Registration Statement on Form N-14
(File No. 333-210701)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Sentinel Variable Products Trust, a Delaware statutory trust (the “Trust”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form N-14 (File No. 333-210701) so that such Registration Statement may be declared effective as soon as practicable on May 12, 2016.

The Trust hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SENTINEL VARIABLE PRODUCTS TRUST

By: /s/ Lisa Muller

Name: Lisa Muller
Title: Secretary